April 27, 2006

PHILIPS COMPLETES ACQUISITION OF WITT BIOMEDICAL CORPORATION

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that it has completed its acquisition of Witt Biomedical Corporation, the largest independent supplier of hemodynamic monitoring and clinical reporting systems used in cardiology catheterization laboratories (Cath Labs). Under the terms of the agreement, which was announced on March 8, 2006, Philips acquired Witt Biomedical for USD 165 million. As a result of the transaction, Witt Biomedical will be financially consolidated with immediate effect within the Cardio/Vascular X-Ray business of Philips’ Medical Systems division.

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,498 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.